UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number 001-38370

CollPlant Biotechnologies Ltd.

(Exact name of registrant as specified in its charter)

4 Oppenheimer St, Weizmann Science Park

Rehovot 7670104, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

This Report on Form 6-K and the second and fourth paragraphs and “Forward-Looking Statements” of the press release attached to this Form 6-K are hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-229163) and Form F-3 (File No. 333-229486 and 333-228054), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On February 6, 2020, the Board of Directors of CollPlant Biotechnologies Ltd. (the “Company”) appointed Roger J. Pomerantz, M.D., F.A.C.P, as the new Chairman of the Board, effective immediately.

In connection with the appointment of Dr. Pomerantz, on February 7, 2020, the Company and Dr. Pomerantz entered into a Chairman Services Agreement (the “Agreement”), the terms of which are subject to shareholder approval. Under the Agreement, Dr. Pomerantz shall be entitled to an annual fee of approximately $175,000, to be paid on a monthly basis and options to purchase 162,713 ordinary shares (represented by 162,713 ADSs) exercisable at $11.06 per ADS. The options will vest over four years, in accordance with the Company’s compensation policy. Dr. Pomerantz’s engagement is terminable by either Dr. Pomerantz or the Company on thirty days’ prior written notice other than in the case of a termination for cause. The Agreement also contains a non-compete obligation for a period of six months following termination of his engagement, and customary provisions regarding confidentiality of information, and assignment of inventions.

On February 10, 2020, the Company issued a press release entitled “CollPlant Announces Appointment of Roger J. Pomerantz, M.D., F.A.C.P. as Chairman of the Board of Directors.” A copy of the press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Exhibit
99.1	Press Release, dated February 10, 2020

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLPLANT BIOTECHNOLOGIES LTD.

Date: February 10, 2020	By:	/s/ Eran Rotem
Name: Eran Rotem
Title: Deputy CEO and Chief Financial Officer

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